UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-51418


(Check one):                                        ----------------------------
   |X| Form 10-K                                           * OMB APPROVAL
   |_|  Form 20-F
   |_|  Form 11-K                                   ----------------------------
   |_|  Form 10-Q                                   OMB Number:        3235-0058
   |_|  Form 10-D                                   Expires:      April 30, 2009
   |_|  Form N-SAR                                  Estimated average burden
   |_|  Form N-CSR                                  hours per response...   2.50
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                                                                 SEC FILE NUMBER

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                                                           CUSIP NUMBER

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                       For Period Ended: December 31, 2007
                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                       -------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

                        Equity Media Holdings Corporation
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                             Full Name of Registrant

                         Coconut Palm Acquisition Corp.
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                            Former Name if Applicable

                        One Shackleford Drive, Suite 400
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            Address of Principal Executive Office (Street and Number)

                           Little Rock, Arkansas 72211
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                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


SEC 1344 (03-05)   Persons who are to respond to the collection of
                   information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is still transitioning from its merger with Coconut Palm Acquisition Corp on March 30, 2007, which has included the integration of various processes and personnel to meet its requirements as a public company as well as negotiations with and related information production for its lenders in connection with the recent refinancing of the registrant's credit facilities that the registrant believes will better serve it. Additionally, the audit of our consolidated financial statements has not been completed as of the filing deadline.

Accordingly, the registrant was unable, without unreasonable effort and expense to timely file its Form 10-K for the year ended December 31, 2007. The registrant is working diligently to finalize its Form 10-K and expects to file it no later than the fifteenth calendar day following the prescribed due date.

                         (Attach extra Sheets if Needed)

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Henry G. Luken, III           (501)                    219 - 2400
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             (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The merger on March 30, 2007, noted in Part III above, and the related transactions which took place in connection with the merger, has impacted the revenues and expenses of the registrant and therefore will result in changes in the operating results for the year ended December 31, 2007 compared to the year ended December 31, 2006. However, the audit of our financial statements for the year ended December 31, 2007 has not been completed. Therefore, we are not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006

                        Equity Media Holdings Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 17, 2008                    By /s/ Henry G. Luken, III
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                                           Henry G. Luken, III
                                           Chief Executive Officer and President